

Jacqueline Humphries
(b. 1960)

Sec.gov | Deal Sheet

Initial Offering	$225,000
Painting	
Dimensions	38 × 40
Progress	99%

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Smiley Faces Stand Out in Humphries' Work

This painting features Humphries' distinct smiley-face motif, which was featured in the title of her 2021 museum retrospective and also shows up in her #1 auction record.



#1 Auction Record

Ω:) (2017)



Jacqueline Humphries: jHΩ1:)

Wexner Center for the Arts, 2021

Celebrity Collaborations

Humphries has collaborated with David Bowie, who said he was drawn to her silver paintings because they were "very similar to the way I think about constructing music."



David Bowie By Tony Oursler
artforum.com

Price Appreciation of Similar Works

27.0%

Each painting is unique, but similar works have seen an appreciation rate of 27.0% from 2024.



$300k
$200k
$100k
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Big Name Collectors

Jacqueline Humphries is collected by some of the biggest collectors in the art world.

- Fondation Louis Vuitton
- Museum of Fine Arts
- Metropolitan Museum of Ar...
- Centre Pompidou

Investment Thesis

Important Disclosure

Recent Market Growth: Humphries has set all of her top ten auction prices since the start of 2019, including a new record price of $850,500 in 2022, signaling new heights for work.

Prestigious Permanent Collections: Humphries is a highly prestigious artist who has been collected by museums around the world, including the MoMA, the Guggenheim, the Met, the Tate, and the Fondation Louis Vuitton in Paris.

Distinct Motif: This painting features Humphries's distinct smiley-face motif, which was featured in the title of her 2021 museum retrospective and also shows up in her #1 auction record.

Celebrity Collaborations: Humphries has collaborated with David Bowie, who said he was drawn to her silver paintings because they were "very similar to the way I think about constructing music."

Technological Innovation: Humphries is well-known for her novel approaches to painting, referencing digital technology including computer screens, ASCII text, and even emojis in her work.

Critical Acclaim: Humphries has been widely reviewed in major media outlets like The New York Times, Vanity Fair, The Financial Times, Vogue, The New Yorker, and more.

JACQUELINE
HUMPHRIES

b. 1960, UNITED STATES

Oil on canvas | 38 × 40 in.

Jacqueline Humphries is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age.



$225,000
INITIAL OFFERING

27.0%	**20.8%**
ANNUAL APPRECIATION OF SIMILAR WORKS [1,2]	RECORD PRICE GROWTH[3]

The Artwork is a prime, mid-scale example of Jacqueline Humphries' stenciled emoticon paintings. The digital symbols in Jacqueline Humphries' paintings reflect the dominant technological language of the period, so her works from the 2010s often feature emoticons, that is, keyboard characters, which next to each other resemble a facial expression. Jacqueline Humphries renders digital symbols in paint, challenging traditional perceptions in art history. In a glowing review of her emoticon paintings, an art critic writes, "...The brushstroke seems to have glitched itself into being, and the emoticon's grin—slightly hazy behind a wash of pigment—isn't so much cheerful as coldly sociopathic. Yet this is nevertheless a real painting. It has depth and power and authority and mass. It holds together as a cohesive visual statement. It commands space. As is true of much of Humphries's thirty-year oeuvre, it is neither a joke nor a sneer but a clear-eyed expression of paintings' possibilities as the medium unfurls through ever-shifting conditions of vision and attention." The smiley face emoticon, constructed with a colon and a parenthesis: ":)", is a distinct motif that frequently appears in Jacqueline Humphries' series of emoticon paintings and is featured on the artist's top auction record, a much larger example from the same body of work. The significance of this motif to Humphries' oeuvre is supported by its inclusion in the title of her 2021 survey at the Wexner Center for the Arts, Jacqueline Humphries: jHΩ1:). The Artwork features a canvas-size, laser-cut stencil, a technique central to Jacqueline Humphries' practice in which she pushes paint through the screen to create a textured surface. She explains her use of the stenciled screen: "Screens are both our main way of communicating and the biggest barricade to communication...I use painting to create a different kind of screen that adheres to a more tactile mode of contact." The Artwork is a mid-scale, nearly square canvas painting with a dripping teal background that features a black stenciled dotted layer and a large green smiley emoticon in the foreground. The green colon and parenthesis that make up the smiley emoticon span the entire length of the canvas. Auction records for artworks similar in scale, style, and period are led by Untitled (2019), which sold for $258,470 at Sotheby's London on March 6, 2024, followed by Untitled (2020), which sold for $240,000 at Christie's New York on November 12, 2021, and Untitled (2015), which sold for $90,000 at Phillips New York on December 8, 2020.

HUMPHRIES' AUCTION RECORDS ARE LED BY Ω:) (2017), WHICH SOLD FOR $850,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2022, UNTITLED (2013), WHICH SOLD FOR $687,500 AT CHRISTIE'S NEW YORK ON NOVEMBER 9, 2021, AND OO OO (2015), WHICH SOLD FOR $609,600 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2023.

Jacqueline Humphries is represented by Greene Naftali Gallery and Galerie Gisela Capitain. In addition to her recent survey at the Wexner, she has held solo exhibitions at Dia Bridgehampton in New York, Carnegie Museum of Art in Pittsburgh, and Williams College Museum of Art in Massachusetts. Her work is held in the permanent collections of prestigious institutions around the world, including the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Solomon R. Guggenheim Museum in New York, the Metropolitan Museum of Art in New York, the Art Institute of Chicago, the Museum of Fine Arts in Boston, the Hirshhorn Museum and Sculpture Garden in Washington, DC., the Museum of Contemporary Art in Los Angeles, the San Francisco Museum of Modern Art, the Tate Modern in London, the Centre Pompidou in Paris, the Fondation Louis Vuitton in Paris, and Museum Brandhorst, Munich, among many others. Humphries' longevity in contemporary art discourse, despite her rejection of trends, speaks to her present and future art historical importance. Achieving all five of her top auction records in the last three years, her performance in the secondary market has begun to reflect her influence in the market. Humphries' auction records are led by Ω:) (2017), which sold for $850,500 at Sotheby's New York on November 16, 2022, Untitled (2013), which sold for $687,500 at Christie's New York on November 9, 2021, and Oo oo (2015), which sold for $609,600 at Sotheby's New York on November 16, 2023.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


258470
240000
90000
78000
72000
50400
18000
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Jacqueline Humphries (b. 1960, New Orleans, LA) is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age. In 1984, Humphries graduated from Parsons School of Design and went on to participate in the coveted Whitney Independent Study Program the following year. She is considered part of a generation of abstract painters from the 1980s and 90s who rejected the trending belief that painting was obsolete in the digital age, alongside artists Charline von Heyl, Jutta Koether, Laura Owens, and Amy Sillman. Rather than replace painting, technology became a subject in her paintings, which simulate the artificial glow of computer screens in paint and iconographic reference to digital languages like ASCII, CAPTCHA, emoticons, and emojis. In 2014, she was included in the Whitney Biennial, which brought her work into mainstream contemporary art discourse. Her success continued with the organization of a major survey exhibition at the Wexner Center for the Arts in Columbus, Ohio, in 2021, and her inclusion in the 59th Venice Biennale's exhibition, The Milk of Dreams, in 2022. Humphries constantly iterates on her approach to painting, introducing new techniques, styles, materials, and digital iconography. The artist continues to live and work in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jacqueline Humphries with the following criteria: works on canvas created since 2005 that measure between 25 inches by 25 inches to 50 inches by 50 inches, excluding entirely black and white examples. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Artworks by Jacqueline Humphries have a record price compound annual growth rate (“CAGR”) of 20.8% from February 22, 1993 to June 30, 2025. This calculation is based on (i) a record price of $1,870 on February 22, 1993, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $843,750, the most recent record price as of June 30, 2025, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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